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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SYNAVANT INC.
                           (Name of Subject Company)

                                 SYNAVANT INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   016752107
                     (CUSIP Number of Class of Securities)

                                WAYNE P. YETTER
                                 SYNAVANT INC.
                        3445 PEACHTREE ROAD, SUITE 1400
                             ATLANTA, GEORGIA 30326
                                 (404) 841-4000
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                WITH COPIES TO:
                           ELIZABETH O. DERRICK, ESQ.
                     WOMBLE CARLYLE SANDRIDGE & RICE, PLLC
                           1201 WEST PEACHTREE STREET
                                   SUITE 3500
                             ATLANTA, GEORGIA 30309

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

                           [Synavant Inc. Letterhead]
                                 April 14, 2003

Dear [client name]:

     Further to my letter dated March 17, 2003, I am pleased to inform you of a further exciting development regarding the future of SYNAVANT.

     In my letter of March 17, I advised you of our intention to sell our global Interactive Marketing business to Groupe CEGEDIM, a multi-national provider of technologies and services relating to medical information for healthcare professionals and pharmaceutical companies.

     Today, I am writing to advise you that CEGEDIM has expanded its original offer and has made a cash tender offer bid for the entire SYNAVANT business -- both our Interactive Marketing and our CRM technology and consulting services businesses. SYNAVANT's Board of Directors has endorsed the bid and we have entered into a definitive agreement with CEGEDIM for CEGEDIM to purchase all of the issued and outstanding SYNAVANT stock. We expect this revised transaction to close by mid-year 2003. Full details of the announcement are in the news release we issued on Saturday, April 12, 2003 that is posted on our
Website: http://www.synavant.com/.

     This means that when the transaction closes, SYNAVANT's entire business will be merged with CEGEDIM's. Please be assured that CEGEDIM will honor in full the terms and conditions of all existing SYNAVANT customer contracts for at least the life of the contract and in many cases for a longer time-period. Once the transaction has closed, SYNAVANT and CEGEDIM will conduct a full assessment of the very rich, combined solution and service assets of the new organization. Together, we will develop a portfolio of exciting, high-value solutions and services for our customers. In the meantime SYNAVANT will continue to manage its business with no change to our solutions, support or services.

     SYNAVANT's Interactive Marketing and CRM technology and consulting services businesses complement CEGEDIM's strategic focus and strengthen its global presence. The combination of these businesses brings CEGEDIM substantially enhanced service delivery capabilities for the U.S. market, significant relationships with global pharmaceutical companies and a growing pipeline of additional service opportunities. In Europe and the Pacific Rim, the combination provides similar benefits and eliminates the need to split SYNAVANT's Interactive Marketing and CRM technology and consulting services businesses, which, historically, have operated cohesively.

     Your local SYNAVANT account manager will be in touch with you shortly to provide further information and to answer your questions. However, if you have any immediate queries please do not hesitate to contact me, or any of my senior managers, directly. Alternatively, you might like to visit our website at http://www.synavant.com where this and future news will be posted.

     As I stated in my previous letter, your continued support is very important to us and I assure you that we will continue our efforts to provide you with the best possible solutions and services both now and in the future when our business becomes part of CEGEDIM.

     I believe this is a very positive step for SYNAVANT and one that will help assure the future development and success of our people, solutions and services.

                                          Sincerely

                                          /s/ WAYNE P. YETTER
                                          Wayne P. Yetter
                                          Chairman and Chief Executive Officer

                      SALE OF SYNAVANT BUSINESS TO CEGEDIM

                         ANSWERS TO CUSTOMER QUESTIONS

INDEX

     1. Why has SYNAVANT's management decided to sell the entire SYNAVANT business to CEGEDIM?

     2.  When is the transaction expected to close?

     3.  I have never heard of CEGEDIM -- what type of organization is it?

     4. Will CEGEDIM continue to develop, market, sell and support all SYNAVANT's existing solutions and services?

     5. Will the SYNAVANT CRM technology services team start selling CEGEDIM's technology products, especially in those countries where they have not yet gained traction?

     6. Your technology competitors claim that it is impossible for CEGEDIM to continue to support so many different CRM technologies. Is this true?

     7.  What happens to my existing contracts with you?

     8.  Will your prices increase as a result of this transaction?

     9.  Will there be any change to my existing account support teams?

     10. What assurances can SYNAVANT provide that its services will not be impacted by this transaction?

     11.  Will your senior management team transfer to CEGEDIM?

     12.  Will there be many lay-offs as a result of this transaction?

     13.  Will your company be moving locations?

     14. Will SYNAVANT's strategic alliance with Siebel Systems transfer to CEGEDIM?

     15. What impact will this transaction have on improving service levels and increasing investment innovation?

     16. Will SYNAVANT continue to provide services to non-pharmaceutical companies?

     17. What is SYNAVANT doing to insure its leadership and people key to our account continue to be focused on our account?

     1. Why has SYNAVANT's management decided to sell the entire SYNAVANT business to CEGEDIM?

          The offer made by CEGEDIM represents a significant premium to our recent share price and good value for our shareholders. The strategic potential of the combination of SYNAVANT and CEGEDIM will also present opportunities for our customers and employees.

     2.  When is the transaction expected to close?

          The tender offer process is expected to be completed by mid-year 2003.

     3.  I have never heard of CEGEDIM - what type of organization is it?

          CEGEDIM is a multi-national company headquartered in France specializing in technologies and services relating to medical information for healthcare professionals and pharmaceutical companies, including direct marketing solutions. 80% of its revenue is gained from the provision of physician data, CRM technology and other services to pharmaceutical companies. CEGEDIM is also a leader in France in network installation and computerization of physician offices.

     CEGEDIM profile:

          - Public company quoted on the Euronext Market

          - Stock symbol: CGM 5350

          - Founded in 1969

          - Headquartered in France

          - 2001 revenue: E307 million ($338 million), up 27% over 2000

          - 2001 net profit: E18.3 million ($20 million), or 6% of revenue

          - 2002 revenue E340 million ($374 million), up 11% over 2001

          - 3200 employees in 29 countries across five continents with approximately 750 employees outside France

          - French business contributed approximately 74% of 2002 global revenue

          - Market strength in France for healthcare data

          - Offices support customers in 29 countries

     4. Will CEGEDIM continue to develop, market, sell and support all SYNAVANT's existing solutions and services?

          CEGEDIM will honor the terms and conditions of all existing customer contracts for at least the life of the contract. In addition, as part of our transition and integration planning there will be a full assessment of the combined solution and service assets of the new organization. A key objective will be to develop a portfolio of exciting, high-value solutions and services for our customers.

     5. Will the SYNAVANT IM and CRM technology services teams start selling CEGEDIM's IM and technology solutions, especially in those countries where they have not yet gained traction?

          This decision will be made by CEGEDIM after the closing of the transaction. We will use the combined resources of SYNAVANT and CEGEDIM to offer a range of high-value solutions and services to customers.

     6. Your technology competitors claim that it is impossible for CEGEDIM to continue to support so many different CRM technologies. Is this true?

          No, this is not true. SYNAVANT's current business model is built around providing services and this has become our core strength over the last couple years. This business model enables us to deliver services for multiple technologies and applications without incurring high infrastructure costs or diluting our capability and customer focus. This positions us well to continue to provide services for our current offerings as well as for those of CEGEDIM.

     7.  What happens to my existing contracts with you?

          - We expect existing customer contracts to continue after the transaction

             - without disruption and

             - without any change to their terms and conditions

          - All customer contracts will transfer to the CEGEDIM organization

     8.  Will your prices increase as a result of this transaction?

          No changes are planned other than those already announced or those that would be in line with your existing business and contractual terms.

     9.  Will there be any change to my existing account support teams?

          Between now and when the transaction closes, it is business-as-usual with no changes in your support teams. After the close, due to the complementary nature of much of SYNAVANT's and CEGEDIM's activities, we anticipate that your regular contacts for current services will remain largely unchanged.

     10. What assurances can SYNAVANT provide that its services will not be impacted by this transaction?

          A first priority is to ensure that our customers' service remains uninterrupted during this transition period. During the interim period before the transaction closes, it will be business-as-usual with SYNAVANT continuing to manage its business with no changes to our solutions, support and services. Thereafter, due to the complementary nature of much of SYNAVANT's and CEGEDIM's activities, we anticipate that your regular contacts for current services will remain largely unchanged.

          During this interim period, we are establishing transition teams that will be focused on ensuring the smooth integration of our SYNAVANT people and services into the CEGEDIM organization - with a specific objective of ensuring there is no disruption in our services to customers.

     11.  Will your senior management team transfer to CEGEDIM?

          It is anticipated that some members of SYNAVANT's senior management will play key roles in the on-going combined business while others may be made redundant in the integrated operations. These determinations will be made in the near future during our integration planning.

     12.  Will there be many lay-offs as a result of this transaction?

          This is not known at this time. The transition teams will review the entire SYNAVANT/ CEGEDIM structure, activities and performance before making any staffing recommendations. However, due to the complementary nature of much of SYNAVANT's and CEGEDIM's activities, we anticipate that your regular contacts for current services will remain largely unchanged.

     13.  Will your offices be moving locations?

          In some countries this is not expected to be required. We will try to confirm office locations with the next 1-2 months in those countries where multiple SYNAVANT/CEGEDIM offices exist currently.

     14. Will SYNAVANT's strategic alliance with Siebel Systems transfer to CEGEDIM?

          This will be a focus of discussions with Siebel. We expect to continue to use our growing Siebel skills and experience to serve current and future customers.

     15. What impact will this transaction have on improving service levels and increasing investment in innovation?

          During the interim period before the transaction closes, we are establishing joint SYNAVANT/ CEGEDIM transition teams for the business. Regardless of any changes proposed, the teams' focus will be on maintaining and improving our customer service levels and investing in innovation.

     16. Will SYNAVANT continue to provide services to non-pharmaceutical companies?

          We expect this to continue but this will be reassessed in joint strategy evaluations during the integration process.

     17. What is SYNAVANT doing to insure its leadership and people key to our account continue to be focused on our account?

          The entire SYNAVANT team is committed to providing high quality service to our customers. During this transition we will have clear goals and incentives to insure that we maintain a strong focus on all customer requirements.

                           [Synavant Inc. Letterhead]

April 15, 2003

Dear [client name]:

     You have recently been informed about Cegedim's cash tender offer bid for all of Synavant's common stock. To comply with U.S. Securities and Exchange Commission ("SEC") regulations, we are required to send you the following statement:

     As we have stated, we believe that this transaction offers some exciting possibilities for our business. Please be advised that none of the communications that you have received to date constitute an offer to purchase or a solicitation of an offer to sell securities of Synavant. If Cegedim proceeds with the offer, it will file a tender offer statement on Schedule TO regarding the offer with the SEC. Synavant will also be required to file a solicitation/recommendation statement on Schedule 14D-9 regarding its response to the offer.

     Investors and stockholders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Stockholders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Cegedim and Synavant at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from Synavant by directing such request to: Synavant Inc., 3445 Peachtree Road, Suite 1400, Atlanta, Georgia 30326, Attention: Vincent J. Napoleon, Corporate Secretary.

     We thank you for your continued support for Synavant. As the transaction and our plans move forward, we will keep you informed of our progress.

                                          Sincerely,

                                          /s/ WAYNE P. YETTER
                                          Wayne P. Yetter
                                          Chairman and Chief Executive Officer